Notice to ASX/LSE 30 September 2021 Rio Tinto publishes first Communities and Social Performance report Rio Tinto has published its first report on progress in improving Communities and Social Performance (CSP) practices, as the company works to rebuild trust and relationships with Traditional Owners following the destruction of the Juukan Gorge rock shelters in Western Australia. As part of efforts to increase transparency in its approach to cultural heritage protection, Rio Tinto has engaged with investors to develop reporting that details the company’s work to improve its CSP practices and outcomes. The report details progress made to 30 July 2021 in areas such as Traditional Owner partnerships and agreement modernisation in Western Australia; the introduction of new CSP structures and practices across the company; improved governance; and increasing social expertise within the business. Importantly, it includes direct feedback from Traditional Owner groups regarding commitments made by the company as part of the Board Review of Cultural Heritage Management in August 2020. Rio Tinto Chief Executive Jakob Stausholm said “We are working hard to rebuild trust and meaningful relationships with the Puutu Kunti Kurrama and Pinikura (PKKP) people and other Traditional Owners across Australia. We understand this will take time and consistent effort, but our absolute focus is on improving our engagement with Indigenous Peoples and host communities so that we can better understand their priorities and concerns, minimise our impacts, and responsibly manage cultural heritage. “We thank those Traditional Owners who generously shared their feedback and perspectives. While their insights confirm we have much more to do, feedback like this is vital to shaping relationships that are respectful, genuine and inclusive. “We know that we cannot change the past. But we can continue to seek out, listen to and respect different voices and perspectives, to ensure that in the future, cultural heritage sites of significance are treated with the care they deserve. And the changes we make should improve, over time, our engagement with Indigenous and First Nations communities in every region where we operate worldwide.” Some of the actions outlined in the report include: • Ongoing remediation work of the Juukan Gorge in consultation with the PKKP people. • The commencement of agreement modernisation discussions with ten Pilbara Traditional Owner groups and their representatives. • A detailed review of heritage sites that Rio Tinto manages in the Pilbara to ensure there are no other sites of exceptional cultural significance within the company’s existing mine plans. • Building social performance capacity, capability and governance across the company. There are now more than 300 Communities and Social Performance professionals working on 60 sites in 35 countries, up from 250 professionals in 2020. • Important steps to grow Indigenous leadership to help better understand host communities in the future. This includes a $50 million investment to retain, attract and grow Indigenous professionals and leaders in our Australian business. • Enhancing cultural awareness training, with all frontline staff undertaking e-learning or face-to-face training with Indigenous Australians. • Progressing the establishment of an Australian Advisory Group to help better manage policies and positions that are important to Indigenous Australians and the business; and • A commitment to work with Traditional Owner groups to co-design and implement leading practice cultural heritage management. EXHIBIT 99.9

Notice to ASX/LSE Page 2 of 3 Rio Tinto will integrate further reporting into its full-year reporting suite, complemented by additional disclosures where appropriate. Further consultation with a broad range of investors and other stakeholders will continue to assist in developing these disclosures. The full report is available at https://www.riotinto.com/invest/reports.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com